October 6, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (706) 649-2925

Mr. Richard E. Anthony
Chief Executive Officer and President
Synovus Financial Corp.
1111 Bay Avenue
Suite 500
Columbus, Georgia  31901

Re:	Synovus Financial Corp.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarter Ended
      March 31, 2005 and June 30, 2005
	File No. 1-10312

Dear Mr. Anthony:

	We have reviewed your response letter dated September 20,
2005
and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


Form 10-K for the year ended December 31, 2004

Exhibit 99.1 - Financial Appendix to the Proxy Statement

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1. We note your response to our prior comment 1. It appears net loan charge-offs, changes in prepaid and miscellaneous assets, changes in other accrued liabilities, and accrued salaries and employee benefits significantly impacted your net cash provided by operating activities for the year ended December 31, 2004. In future filings, please present, in a separate line item, the more significant components of your cash flows from other operating activities.


*    *    *    *    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your response to our comment.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                         	John P. Nolan
				Accounting Branch Chief

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Mr. Richard E. Anthony
Synovus Financial Corp.
October 6, 2005
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